UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Baidu’s Subsidiary iQIYI Entering into Definitive Agreements for US$500 Million Private Placement of Convertible Notes

On August 30, 2022, iQiyi, Inc. (“iQIYI”), a controlled subsidiary of Baidu, Inc. (“Baidu”) listed on the Nasdaq Global Select Market, has entered into definitive agreements with PAG Asia, PAG Pegasus and/or their affiliates, a leading investment firm in Asia (the “Investors”), pursuant to which the Investors will subscribe for convertible notes in an aggregate principal amount of US$500 million to be issued by iQIYI. In addition, the Investors have an option, exercisable no later than two months from the closing date of the transaction, to subscribe for additional notes in an aggregate principal amount of up to US$50 million, on the same terms and conditions.

The convertible notes will bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. The notes may be convertible at the holder’s option into iQIYI’s American depositary shares (“ADSs”), each currently representing seven Class A ordinary shares of iQIYI, subject to the terms of the notes at a conversion premium of 20% above the volume weighted average price of the 20 trading days prior to, and including, August 29, 2022. Holders of the notes have the right to require iQIYI to repurchase for cash all or part of their notes shortly upon the third anniversary of the issuance date at a repurchase price equal to 120% of the principal amount of the notes. At the fifth anniversary of the issue date, holders of the notes will be entitled to a maturity premium equal to 30% of the principal amount of the notes. Holders also have the right to require iQIYI to repurchase for cash all or part of their notes in the event of certain fundamental changes. Upon closing of the transaction and satisfaction of certain condition, PAG Asia shall be entitled to appoint one member to the board of directors of iQIYI.

The transaction is expected to close in the fourth quarter of 2022, subject to closing conditions. Upon closing and assuming the convertible notes are fully converted into iQIYI ADSs at the initial conversion price, Baidu will continue to hold controlling voting power in iQIYI and consolidate iQIYI’s financial results.

The issuance of the securities in this transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and Regulation S under the Securities Act regarding offshore transactions. This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar expressions. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in Baidu’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Rong Luo
Name:	Rong Luo
Title:	Chief Financial Officer

Date: August 30, 2022